Kevin M. Wiggins, CPA Vice President and Chief Accountant IKON Office Solutions, Inc. 70 Valley Stream Parkway Malvern, PA 19355 Telephone 610-408-2920 Fax 610-408-7264
April 24, 2008
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IKON Office Solutions, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 File No. 001-05964
Dear Mr. Krikorian:
     This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your comment letter dated April 4, 2008 (the “Comment Letter”) to IKON Office Solutions, Inc. (the “Company”) with respect to the above-referenced Form 10-K.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses.
Form 10-K for the fiscal year ended September 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
1.	We note your response to prior comment number 1. MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. Therefore, if management utilizes granular supplemental information to assess high-level trends, such information should be provided to readers of your MD&A to give them a thorough understanding of the company through the eyes of management. Specifically, copy volume data should be disclosed since it is “used by management for analytical purposes, including formulating high-level conclusions regarding trends based on aggregated usage data.” We refer you to sections I.B and III.B.1 of SEC Release 34-48960. Revise future filings accordingly.

Please note that we have combined our response to this comment with our response to comment two below.

2.	It appears from your response to prior comment number 1 that the copy volume data utilized for billing and revenue recognition may differ from the copy volume data used by management to analyze business trends. Specifically, you indicate that data information used to recognize revenue “is not in a system that can be utilized to generate reporting...” and you are “reluctant to disclose an exact percentage of any increase or decrease” from the separate system utilized by management. In your discussion of the results of operations, your quantification of the amount of

Stephen Krikorian
U.S. Securities and Exchange Commission
April 24, 2008

the change of each qualitative component that contributed to the increase or decrease in period to period financial information should be based on data that you rely upon when reporting such financial information. As such, explain why it is appropriate to base your quantitative discussion of changes in period to period revenue figures on data obtained from a separate system that is not utilized for billing (and revenue recognition) purposes. In addition, please further explain how and why the information from the more detailed data in the separate system used for management is unreliable.

We agree with the Staff that reliable and available information utilized by management to assess financial results should be provided to MD&A readers in order to enable them to view the Company through the eyes of management. We believe that, over the past several years, we have made continued progress in this area, particularly with respect to equipment, selling and administrative expense and liquidity discussions. We also agree that this concept applies with respect to copy volumes and other customer service metrics.

We respectfully remind the Staff that the Company is currently implementing a new ERP system, based on the Oracle platform. We anticipate that we will complete the migration from our legacy systems to Oracle in May or June of 2008. Our focus has been, and continues to be, on the efforts required to execute a successful and complete migration to Oracle. The Oracle system is used for revenue recognition purposes and provides management with significantly improved reporting capabilities. However, extraction of this information into a usable format for supplemental analysis remains an area of opportunity. For reference, please note that our customers collectively generate billions of copies per month.

In connection with our migration to Oracle discussed above, we have invested significant resources in an effort to develop the capabilities to efficiently transfer information from Oracle into a data warehouse so that the information can be aggregated into a useful format for analytical and reporting purposes. Most of our investment to date has related to our product level equipment pricing and placement information. These efforts have yielded more detailed disclosures in our MD&A. We are currently engaged in a similar process for our customer service (i.e., copy volume) business, and expect that this work will be completed during the first half of fiscal 2009.

Upon completion of the data warehouse effort cited above, the Company will have additional detail and comfort surrounding copy volumes, including a higher level of confidence in copy volumes broken down by meaningful categories such as color versus black and white, as well as volumes sourced from analog machines versus digital machines. However, until that time, we believe it is appropriate to base our quantitative discussions about changes in copy volumes by conveying directional trends in copy volumes, not specific volume data. Note that copy volumes are only one driver of our customer service revenue, and they are derived from a separate system (the “Service System”). The Service System is an ancillary operations system used by management to deploy resources and manage parts and supplies purchasing based upon supplemental information related to copy volumes as well as other factors. We believe that the copy volume information currently derived from the Service System is directionally representative of the underlying factors impacting

Stephen Krikorian
U.S. Securities and Exchange Commission
April 24, 2008

our business. However, since the copy volume information included within the Service System is not directly linked to recognized revenue, management casts a level of professional skepticism on the data due to its inherent limitations. The reader of our financial statements is not able to apply the same level of professional skepticism. For the sake of clarity, the limitations discussed above relate solely to our desire for greater precision in breaking down copy volumes into more meaningful categories, and have no impact on our ability to appropriately recognize revenue. Management does not believe that these limitations cause the Company to not be in compliance with the MD&A rules within S-K or negatively impact our conclusion regarding our disclosure controls and procedures. We understand disclosure controls and procedures apply to both material financial and non-financial information included in public reports. We believe that the copy volume information we have provided to date complies with the relevant disclosure rules. However, we continue to pursue further precision with respect to copy volumes as outlined above.
For the sake of clarity, the Company will provide quantitative disclosures regarding copy volumes at the completion of the project discussed above, which we expect to occur in the first half of fiscal 2009.
Consolidated Statements of Cash Flows, page 44
3.	We note your response to prior comment number 3. As previously requested, further explain why the cash flows related to lease receivables and the sale of lease receivables are appropriately classified within investing activities. As part of your response, please address the following:
•	As previously requested, tell us why you believe the lease receivables are analogous to a loan to a customer, as indicated in your response to comment number 5 from our letter dated January 28, 2008, and why a loan to a customer is not an operating cash flow pursuant to paragraph 22 of SFAS 95;

•	It appears from your response to prior comment number 3 that the nature of the cash flows relates to lease receivables generated through your captive finance subsidiaries. We note from page 52 of your Form 10-K that your captive finance subsidiaries are engaged in leasing equipment under direct financing leases. Clarify whether these leases are reclassified as sales-type leases when the subsidiaries are consolidated; and

•	Your response to prior comment number 3 indicates that your presentation in the consolidated statements of cash flows is based on the classification by the part of your business representing your captive finance subsidiaries. We believe the classification should be guided by the substance of the transaction from the perspective of the consolidated entity. Describe in detail the substance of the transactions underlying the cash flows related to lease receivables from the standpoint of your consolidated company. Tell us whether the substance of the transaction is the sale of inventory in exchange for a long-term note receivable. If so, we believe SFAS 95 is clear that all cash flows related to the purchase or

Stephen Krikorian
U.S. Securities and Exchange Commission
April 24, 2008

sale of inventory are operating cash flows. Refer to section II.C.1 of the December 1, 2005 Current Accounting and Disclosure Issues of the Division of Corporate Finance.
We respectfully advise the Staff that the substance of the vast majority of our leasing transactions is a sale of copier equipment inventory (plus margin) to our customer, which is financed through a long-term, sales-type lease. We will refine our disclosure in our 2008 Form 10-K to more clearly articulate that, on a consolidated basis, these leases are sales-type leases and not direct financing leases.

For the purpose of clarity, “lease receivables — additions” represents the origination of a sales-type lease originated on IKON lease paper (as opposed to the paper of a third party financing company) to the end user; “lease receivables — collections” represents the collection of customer lease payments related to the additions; and “proceeds from the sale of lease receivables” represents the sale of leases generated on IKON lease paper to our lease syndicating partners (primarily General Electric Capital Corporation), shortly after the original lease origination. In 2007, the aggregate net impact of these three cash flows was a generation of cash of $4,019,000, which we believe is representative of our future expectations.

We also respectfully advise the Staff that, while we are exchanging the sale of inventory with a long-term, income-generating lease receivable, we believe that the lease receivable is most analogous to a loan to that customer which allows us to earn finance income over the life of the lease. Unlike increases in inventory, prepaid expenses, and other working capital uses of cash, we view the employment of capital to sustain our leasing business for a long-term profitable annuity stream to be a beneficial use of cash, much like the deployment of cash for purposes of purchasing fixed assets. Therefore, our view has been that our use of cash flow for leasing related activities demonstrates a positive, long-term investment in our business and thus including the associated negative cash flows (assuming a period of increasing lease investment within operating cash flow would be confusing to readers of our financial statements. To elaborate, we believe that a reader of our financial statements may believe that lower operating cash flow is a negative result, rather than something that management views as positive. Alternatively, in a period in which we are not growing our lease receivable investment and in which collections of lease receivables outpace the origination of lease receivables, thereby generating positive cash flow, the reader may be misled by strong operating cash flow performance. We believe that, in most instances, uses of cash for investing activities is viewed by readers as a positive indicator of current performance and indicative of future positive performance (i.e., if a company is not making investment, it cannot expect to continue to grow). We believe the above presentation is in accordance with paragraph 16 of SFAS 95 and that our presentation of lease receivable activity in our cash flow statement is transparent to the reader of our financial statements such that a reader can make an informed assessment based on our disclosure.

While we believe that our presentation of these types of transactions within the statement of cash flows is consistent with SFAS 95 paragraph 16 and that such presentation is in the best interest of readers of our financial statements for the

Stephen Krikorian
U.S. Securities and Exchange Commission
April 24, 2008

reasons stated above, we acknowledge the diversity in practice that we believe exists and the Staff’s point of view regarding paragraph 22 of SFAS 95 as set forth in section II.C.1 of the December 1, 2005 Current Accounting and Disclosure Issues of the Division of Corporate Finance. We have recently come to understand that certain Chief Financial Officers received a letter in 2005 from Carol Stacey of the Office of the Chief Accountant in the Division of Corporation Finance regarding the cash flow presentation of finance lease receivables (the “Letter”). As you know, the Letter indicates registrants should present cash flows associated with finance lease receivables as operating activities. Accordingly, commencing in our next periodic filing for the quarterly period ended March 31, 2008, and in all future filings, we will reclassify the presentation of our financing lease receivables to operating activities from investing activities and provide all of the suggested disclosures cited by the Letter referenced above. The Company believes that, as indicated in the Letter, by providing the disclosures suggested in the Letter, such reclassification need not be presented as a correction of an error.
Thank you for taking the time on April 17th to discuss with Dave DiGiacomo and myself our points of view related to your comments. If you have any questions regarding our responses, please contact me at (610) 408-2920.
Very truly yours,
/s/ Kevin M. Wiggins
Kevin M. Wiggins
Vice President
and Chief Accountant